August 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC  20549

Attention: Sonia Gupta Barros

Bryan Hough

Re:Mogul REIT II, Inc.

Offering Statement on Form 1-A

File No. 024-10713

Qualification Request

Requested Date:August 23, 2017

Requested Time:4:00 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, Mogul REIT II, Inc. (the “Company”) hereby respectfully requests that the above-referenced offering statement on Form 1-A, as amended  (the “Offering Statement”), be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

The Company hereby authorizes Lauren Prevost of Morris, Manning & Martin, LLP, counsel to the Company, to make such request on its behalf.

U.S. Securities and Exchange CommissionAugust 21, 2017

Sonia Gupta Barros

Bryan Hough

We request that we be notified of the qualification of the Offering Statement by telephone call to Lauren Prevost of Morris, Manning & Martin, LLP, at (404) 504-7744.

If you have any questions or comments regarding this qualification request, please direct them to Ms. Prevost.

Very truly yours,

/s/ Karen Fleck

Karen Fleck

Chief Financial Officer

cc:  Lauren Prevost

 Morris, Manning & Martin, LLP